UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

CONMED Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

207410101
(CUSIP Number)

JEROME J. LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,630,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”) of CONMED Corporation, a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 525 French Road, Utica, New York 13502.

Item 2.	Identity and Background.

                (a)           This statement is filed by:

(i)
Coppersmith Capital Management, LLC, a Delaware limited liability company (“Coppersmith Capital”), as the Investment Adviser to a number of investment funds or managed accounts (collectively, the “Coppersmith Accounts”);

(ii)	Jerome J. Lande, as a Managing Member of Coppersmith Capital;

(iii)	Craig Rosenblum, as a Member of Coppersmith Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 1370 Sixth Avenue, 25th Floor, New York, New York 10019.

(c)           The principal business of Coppersmith Capital is serving as the Investment Manager of the Coppersmith Accounts. Messrs. Lande and Rosenblum serve as Managing Member and Member, respectively, of Coppersmith Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lande and Rosenblum are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Shares reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the Shares beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The aggregate purchase price of the 1,630,800 Shares beneficially owned by Coppersmith Capital is approximately $69,820,225, including brokerage commissions.

CUSIP NO. 207410101

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,614,196 Shares outstanding, as of October 22, 2013, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2013.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,630,800 Shares held in the Coppersmith Accounts.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,630,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,630,800
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.  All of such transactions were effected in the open market.

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 5.9%

CUSIP NO. 207410101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,630,800

(c)
Mr. Lande has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.  All of such transactions were effected in the open market.

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,630,800 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,630,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,630,800

(c)
Mr. Rosenblum has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Coppersmith Capital with respect to the Shares held in the Coppersmith Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.  All of such transactions were effected in the open market.

Each Reporting Person, as a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares beneficially owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 6, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Coppersmith Capital Management, LLC, Jerome J. Lande and Craig Rosenblum, dated February 6, 2014.

CUSIP NO. 207410101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2014

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 207410101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Transaction

COPPERSMITH CAPITAL MANAGEMENT, LLC
(THROUGH THE COPPERSMITH ACCOUNTS)

104,000	42.13	12/30/2013
130,000	42.51	12/31/2013
41,000	42.46	01/02/2014
286,000	42.52	01/03/2014
12,000	42.48	01/06/2014
8,200	43.49	01/13/2014
43,400	43.73	01/16/2014
81,200	43.49	01/17/2014
55,400	43.48	01/21/2014
320,000	43.37	01/22/2014
134,000	43.22	01/23/2014
150,000	42.63	01/24/2014
82,800	42.59	01/27/2014
100,000	42.13	01/28/2014
25,000	41.76	01/29/2014
20,300	41.44	01/31/2014
30,000	41.84	02/03/2014
7,500	41.47	02/04/2014